Issuer Free Writing Prospectus Filed Pursuant to Rule 433
Dated March 14, 2011
Registration Statement No. 333-160129
$300,000,000 4.125% Senior Notes due 2016

Issuer:	Willis Group Holdings Public Limited Company
Guarantors:	Willis Netherlands Holdings B.V.
Willis Investment UK Holdings Limited
TA I Limited
Trinity Acquisition plc
Willis Group Limited
Willis North America Inc.
Ratings*:	Baa3 (Moody’s)/BBB- (S&P)
Security Type:	Senior unsubordinated unsecured notes
Principal Amount:	$300,000,000
Issue Price:	99.487%
Proceeds to Issuer (before discount and expenses)	$298,461,000
Trade Date:	March 14, 2011
Settlement Date:	March 17, 2011 (T + 3)
Maturity Date:	March 15, 2016
Coupon:	4.125%

Interest Payment Dates:	Semi-annually on March 15 and September 15 of each year, commencing on September 15, 2011
Yield to Maturity:	4.240%
Treasury Benchmark:	2.125% due February 29, 2016
Treasury Yield:	1.990%
Spread to Benchmark Treasury:	225 basis points (2.250%)
Optional Redemption:	The Issuer may redeem the notes in whole at any time or in part from time to time, at the Issuer’s option, at a redemption price equal to the greater of:

• 100% of the principal amount of the notes being redeemed; and

•    The remaining scheduled payments of principal and interest on the notes being redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 35 basis points with respect to such a redemption of the notes.

In the case of any such redemption, the Issuer will also pay accrued and unpaid interest, if any, to the redemption date.
CUSIP/ISIN:	97063PAA2 / US97063PAA21

$500,000,000 5.750% Senior Notes due 2021

Issuer:	Willis Group Holdings Public Limited Company
Guarantors:	Willis Netherlands Holdings B.V.
Willis Investment UK Holdings Limited
TA I Limited
Trinity Acquisition plc
Willis Group Limited
Willis North America Inc.
Ratings*:	Baa3 (Moody’s)/BBB- (S&P)
Security Type:	Senior unsubordinated unsecured notes
Principal Amount:	$500,000,000
Issue Price:	99.095%
Proceeds to Issuer (before discount and expenses)	$495,475,000
Trade Date:	March 14, 2011
Settlement Date:	March 17, 2011 (T + 3)
Maturity Date:	March 15, 2021
Coupon:	5.750%

Interest Payment Dates:	Semi-annually on March 15 and September 15 of each year, commencing on September 15, 2011
Yield to Maturity:	5.871%
Treasury Benchmark:	3.625% due February 15, 2021
Treasury Yield:	3.371%
Spread to Benchmark Treasury:	250 basis points (2.500%)
Optional Redemption:	The Issuer may redeem the notes in whole at any time or in part from time to time, at the Issuer’s option, at a redemption price equal to the greater of:

• 100% of the principal amount of the notes being redeemed; and

•    The remaining scheduled payments of principal and interest on the notes being redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 40 basis points with respect to such a redemption of the notes.

In the case of any such redemption, the Issuer will also pay accrued and unpaid interest, if any, to the redemption date.
CUSIP/ISIN:	97063PAB0 / US97063PAB04

Joint Book-Running Managers:	Barclays Capital Inc. Goldman, Sachs & Co. Morgan Stanley & Co. Incorporated
Joint Lead Managers:	Willis Securities, Inc.
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities LLC
Keefe, Bruyette & Woods, Inc.
RBS Securities Inc.
SunTrust Robinson Humphrey, Inc.
Co-Managers:	ING Financial Markets LLC
Lloyds Securities Inc.
Wells Fargo Securities, LLC

After giving effect to this offering of notes and the application of the net proceeds therefrom, as of December 31, 2010, Willis Group Holdings Public Limited Company’s total consolidated indebtedness would have been $2,477 million and cash and cash equivalents would have been $355 million. Also, on a pro forma basis after giving effect to this offering and the use of proceeds therefrom, Willis Group Holdings Public Limited Company’s consolidated ratio of earnings to fixed charges for the year ended December 31, 2010 would have been 4.8x.
This communication is intended for the sole use of the person to whom it is provided by the issuer.
*Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.
The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Barclays Capital Inc., toll-free at 1-888-603-5847 or Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, NY 10282, at 1-866-471-2526 or by facsimile to 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com, or Morgan Stanley & Co. Incorporated, toll-free at 1-866-718-1649.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.